EXHIBIT 99.1

Results of Annual General Meeting

Magal Security Systems Ltd. (the “Company”) advises that the 2013 Annual General Meeting of the Company (the “Meeting”) was held on June 13, 2013 at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel. The following resolutions were passed at the Meeting:

(1)	To re-elect five directors for terms expiring at our 2014 Annual General Meeting of Shareholders;

(2)	To re-elect two external directors each for an additional three year term;

(3)	To approve our compensation policy;

(4)	To approve the reimbursement of expenses for Messrs. Barry Stiefel and Mark Rosenberg;

(5)	To approve the payment of a bonus to Mr. Jacob Perry, the former chairman of our board of directors;

(6)	To approve an amendment to the terms of employment of Mr. Eitan Livneh, our president and chief executive officer and a member of our board of directors;

(7)	To approve an amendment to our 2010 Stock Option Plan to increase the share option pool by 500,000 shares; and

(8)
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2013, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2012 was reviewed and discussed at the Meeting.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers holistic and integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and holistic Cyber Security solutions.